FORM 6-K

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under

                       the Securities Exchange Act of 1934

                           For the Month of July 2003

                          GRUPO CASA SABA, S.A. DE C.V.
                 (Translation of registrant's name into English)

                          Paseo de la Reforma, No. 215
                    Colonia Lomas de Chapultepec, C.P. 11000
                                  Mexico, D.F.
                                     Mexico
                     (Address of principal executive office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GRUPO CASA SABA, S.A. DE C.V.

Date: July 21, 2003                         By:
                                               ---------------------------------
                                               Name:  Manuel Saba Ades
                                               Title: Chief Executive Officer

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                          Grupo Casa Saba, S.A. de C.V.




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     Notice to Shareholders published in "El Economista"
            on July 18, 2003.................................................3


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                                  [TRANSLATION]

                          GRUPO CASA SABA, S.A. DE C.V.

                             NOTICE TO SHAREHOLDERS


Shareholders of Grupo Casa Saba, S.A. de C.V. are hereby informed that the General Ordinary Shareholders Meeting held on April 22, 2003, resolved to apply the amount of $100,000,000.00 (one hundred million pesos 00/100) to a dividend payment in cash to the shareholders for an amount of $0.37676 pesos to each outstanding share. Such dividend will be paid from the consolidated net taxable income account and will be paid to shareholders in one single installment as of August 13 of the current year.

With respect to the share certificates deposited at S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, the dividend payment referred to above shall be paid through such Institution; with respect to the share certificates that are not deposited at such Institution, payment will be made at the offices of the Company located Paseo de la Reforma No. 215, Piso 4, Colonia Lomas de Chapultepec, Codigo Postal 11000 of this city, against presentation of the corresponding certificate, during business days and hours.

                                      Mexico, D.F., July 17, 2003



                                        Francisco Fuentes Ostos
                                  Secretary of the Board of Directors